Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Wang
WeissComm Partners
(415) 946-1065

Pharmacyclics Announces Preclinical Results Supporting Development of its Novel Btk Inhibitor in Immune Mediated Diseases

SAN DIEGO and SUNNYVALE, Calif., April 14, 2008 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today presented results from its preclinical program evaluating PCI-32765, an orally available, selective inhibitor of Bruton's tyrosine kinase, or Btk, in B-cell receptor (BCR) modulated diseases such as lymphomas and autoimmune diseases. The data were presented during the Annual Meeting of the American Association for Cancer Research (AACR) being held this week in San Diego, CA.

Researchers conducted studies with PCI-32765 examining the downstream signaling events in the BCR signal transduction pathways. In vitro drug treatment of B-cell lymphomas blocked BCR mediated signaling and in vivo drug treatment of lymphoma-bearing animal models resulted in inhibition of tumor growth. Normal human B-cell activation was also shown to be inhibited by drug treatment in vitro. PCI-32765 also showed significant activity in animal models of arthritis.

"These studies highlight the importance of Btk in immune mediated diseases," said Joseph J. Buggy, Ph.D., vice president of research for Pharmacyclics. "Further, these data support our ongoing IND-enabling studies for PCI-32765, and our plans for an anticipated clinical trial later this year."

B-cells are a type of white blood cell that normally play a key role in the body's immune response. However, when B-cells are overactive, the immune system produces inflammatory cells and antibodies that begin to attack the body's own tissue, leading to autoimmune diseases such as rheumatoid arthritis. Most lymphomas are caused by uncontrolled growth of B-cells. Btk is an enzyme that plays a crucial role in B-cell activation and inhibition of its function may be useful in the treatment of immune mediated diseases.

"These data, along with the additional results reported at AACR with our other drug candidates, demonstrate the breadth of our product portfolio," said Richard A. Miller, M.D., president and CEO of Pharmacyclics.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. More information about the company, its technology, and products can be found at www.pharmacyclics.com. Pharmacyclics® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

NOTE: Other than statements of historical fact, the statements made in this press release about enrollment and future plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, clinical development plans and product development and corporate partnering activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "project," "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with unexpected delays in clinical trials and preclinical studies and the timing for making related regulatory filings; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to estimate accurately the amount of cash to be used to fund operations over the next 12 months, our ability to obtain future financing and fund the product development of our pipeline; the initiation, timing, design, enrollment and cost of clinical trials and preclinical studies; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2007 and its subsequently filed quarterly reports on Form 10-Q. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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